Camco Financial Corporation
October 16, 2009
Ms. Kathryn McHale, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	Camco Financial Corporation (“Camco”) File No. 000-25196
Dear Ms. McHale:
     The following information is provided in response to your comment letter dated September 18, 2009, pertaining to Form 10-K for the year ended December 31, 2008, the Form 10-Q for the period ended June 30, 2009 and the Form 8-K filed on August 6, 2009. The responses below correspond to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Lending Activities
Delinquent Loans, Nonperforming Assets and Classified Assets, page 8
1.	In future filings, Camco will expand the loan categories to mirror the loan categories disclosed in the table of allocation of the allowance for loan losses appearing on page 11.

2.	Camco will revise future filings to provide the disclosures required by Items III.C.1(c) and III.C.2 of Industry Guide 3 with respect to any troubled debt restructurings and potential problem loans.
Management’s Report on Internal Control Over Financial Reporting, page 45
3.	Please see the second sentence of the second full paragraph on page 46 in which Camco states, “As a result of the two material weaknesses above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008 based on the criteria described in the “Internal Control — Integrated Framework.”

4.	The material weaknesses identified within Camco’s internal control process were the result of our inability to timely identify the complete impact of the rapid changes in the economy that occurred during the fourth quarter 2008. As mentioned in Response #7 below, the significant declines in mortgage rates leading up to December 31, 2008, had a significant affect on our mortgage servicing valuation. Our analysis clearly indicates that these fluctuations were more pronounced in the fourth quarter and supports our conclusions that the material weakness identified limited material errors to the October to December 2008 timeframe. An analysis of the 30 year fixed rate mortgage rates indicates that the average rate climbed through the first three quarters of the year (Q1: 5.872%, Q2: 6.087%, Q3: 6.322%). Mortgage rates dropped to a fourth quarter average of 5.89% and 5.33% for the last four weeks of the year. Due to the increasing rates during the first three quarters of the year, we believe errors resulting from the material weakness are limited to the fourth quarter.

Real estate values declined consistently through the year with housing inventory being at its highest during fourth quarter. Camco’s other real estate owned portfolio continued to grow throughout the year. Additionally, the portfolio was negatively impacted by the real estate economic factors. During the fourth quarter the months supply of housing inventory reached historical highs (in excess of 11 months). The combination of the continued deterioration through year end 2008 and the increased levels owned by the bank provides reasonable assurance that the impact of the real estate owned control deficiency resulted in immaterial impact on prior financial statements.
Notes to Consolidated Financial Statements
Note A — Summary of Significant Accounting Policies
8 — Mortgage Servicing Rights, page 57
5.	Camco will revise future filings to clearly disclose its accounting policy for mortgage servicing rights as it relates to both initial and subsequent recognition and measurement.

6.	Camco will revise future filings to provide the disclosures required by paragraphs 17(e) and (g) of SFAS 140, if applicable.
Evaluation of Disclosure Controls and Procedures, page 79
7.	Mortgage Servicing Rights

During its year-end internal analysis and audit, Camco performed additional reviews related to critical accounting policies. While reviewing the results of the mortgage servicing rights 3rd party valuation as of December 31, 2008 in connection with available industry data, Camco noted the results of the valuation indicated that Camco’s FAS 140 MSRs had a higher value than the average industry data indicated. Mortgage prepayment speeds increased significantly at December 31, 2008. This increase in prepayment speeds was expected to have a significant impact on the value of the mortgage servicing rights portfolio. Camco was also informed by the outside auditors that the procedures for valuing the portfolio should be reviewed. Discussions were held with the current 3rd party provider pertaining to the analysis to further recognize the differences within the industry values. An additional 3rd party provider was contacted to offer their industry trends and valuing measures and events that relate to prepayment speeds and marketable values. It was concluded that due to the current economic condition and change in market rates as of December 31, 2008 that the portfolio value was less than the value reported by the 3rd party valuation. As such, an impairment charge was recorded to the carrying value of the mortgage servicing rights.
Therefore, when evaluating its disclosure controls and internal control over financial reporting, management determined that the issue did not affect Camco’s disclosure controls because procedures were followed and capitalization and amortization of the portfolio was initially recorded based on the 3rd party valuation with additional analysis performed by management. Thus, management determined that the issue only affected Camco’s internal control over financial reporting.

Other Real Estate Owned Portfolio

During 2008 we were forced to bring real estate back into our portfolio for remarketing due to the default of our borrowers. Our prior process valued the properties at 6 and 12 months if the property remained in our portfolio. Due to the downturn in the economy and additional housing available in the markets, values decreased substantially and it was discovered that larger than expected losses were being booked upon the sale of REO properties. The economic downturn and velocity of falling real estate values had negatively affected our REO portfolio. Therefore, updated procedures have been established to review the portfolio quarterly to ensure accurate values are assessed.

Therefore, when evaluating its disclosure controls and internal control over financial reporting, management determined that the issue did not affect Camco’s disclosure controls because procedures were followed. Thus management determined that the issue only affected Camco’s internal control over financial reporting.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement on Schedule 14A

8.	Camco does not benchmark any elements of compensation. The Compensation Committee utilized independent compensation surveys of officers in banks and other public companies to provide a general understanding of current compensation practices and trends, but it did not use those third-party surveys to base, justify or provide a framework for a compensation decision. When the Committee met in late 2007 to determine 2008 salaries, the Committee’s decision to not increase salaries was based entirely upon the Committee’s disappointment in Camco’s performance and Camco’s decision to begin looking for an acquisition partner; the survey did not factor into its decision at all. We will clarify the use, if any, of such surveys in future filings.
Grants of Plan-Based Awards, page 14 of Definitive proxy Statement on Schedule 14A
9.	For 2009, Camco revised its incentive based compensation program, a description of which is included in its Form 8-K filed on August 25, 2009. This new program utilizes threshold, target and maximum goals. As a result, in future filings, Camco will provide disclosure in the Grants of Plan-Based Awards table that includes columns for threshold, target and maximum amounts in a format similar to the following:
Grants of Plan-Based Awards
     The following table summarizes each grant of an incentive plan award made to Camco’s Named Executive Officers during 2009.

								Exercise	Grant
		Estimated Possible Payouts			Estimated Possible Payouts			or Base	Date Fair
		Under Non-Equity Incentive			Under Equity Incentive			Price of	Value Of
		Plan Awards			Plan Awards			Option	Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Awards	Option
Name	Date	($)	($)	($)	($)	($)	($)	($/Share)	Awards
James E. Huston	1/23/09	221,988	317,125	443,975	294,262	420,375	588,525	2.50	109,500
James E. Brooks	2/2/09	12,094	24,188	32,250	16,031	32,062	42,750	1.89	5,250
TBD
TBD
TBD
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
10.	The Schedule 13G filed on February 13, 2009 by Tontine Financial Partners, L.P. reports that Jeffrey L. Gendell shares voting and dispositive power with respect to the 533,798 shares directly owned by Tontine Financial partners, L.P. Mr. Gendell is not an affiliate of Camco. We will include Mr. Gendell’s name in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence
Related Person Transactions, page 23 of Definitive Proxy Statement on Schedule 14A
11.	Loans made to related persons other than directors and executive officers, if any, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than the normal risk of collectibility or present other unfavorable features. We will revise this language in future filings.
Signature Page
12.	Camco is has drafted the amendment to the signature page of the Form 10-K to include the principal accounting officer’s signature, but is awaiting a response from Matt McNair of the SEC regarding whether the amendment as drafted is appropriate. We plan to file the amendment as soon as the SEC resolves the question.
Exhibits
Exhibit 31
13.	We confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.
Form 8-K filed August 6, 2009
Item 1.01 Entry into a Material Definitive Agreement
14.	Camco confirms that it has disclosed, in detail, and will disclose in future filings: (a) all material actions, written or oral, taken in response to the FDIC, Ohio Division of Financial Institutions and Federal Reserve Bank of Cleveland agreements (the “Agreements”); and (b) any material impact on Camco’s financial position or operating results for any period presented as a result of entering into these agreements.

In making a determination that the Agreements did not need to be discussed in the Form 10-Q for the quarter ended June 30, 2009, Camco considered several factors. First, the Agreements did not contain any material restrictions or requirements to which Camco was not already subject and which had not previously been publicly disclosed. Please see the Forms 8-K filed on March 9, 2009 and May 6, 2009. In these Forms 8-K, Camco disclosed that it became subject to restrictions by the Federal Reserve Bank of Cleveland that prohibited it from paying dividends or repurchasing any of its stock. As a result, the material financial impact of these restrictions had already been considered when preparing the Form 10-Q and the restrictions were discussed on page 27 of the Form 10-Q. Second, Camco determined that the other requirements of the Agreements did not result in any material financial impact on Camco that would require additional discussion in the Form 10-Q. Finally, Camco considered the fact that the Agreements were publicly disclosed in detail in the aforementioned Forms 8-K, which were filed prior to the Form 10-Q.
Form 10-Q for Fiscal quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
General
15.	Camco will revise future quarterly filings to provide the disclosures required by paragraph 20(a) of SFAS 114.

16.	Camco will revise future quarterly filings to provide the disclosures required by Items IV.A and IV.B of Industry Guide 3 with respect to Camco’s loan loss experience either in this general Notes section or in the MD&A.
Note 3 — Critical Accounting Policies
Allowance for Loan Losses, page 8
17.	Camco will revise future filings to disclose how it takes into consideration housing price depreciation and homeowners’ loss of equity in the collateral in its allowance for loan losses for residential mortgages and other loans collectively evaluate for impairment. Camco will also discuss the basis for its assumptions about housing price depreciation in future filings.
Note 6 — Fair Value of Financial Instruments, page 11
18.	We will revise future filings to enhance our disclosures with respect to impairment measurements for collateral-dependent loans as follows:
•	The percentage of impaired loans on which we relied on third party appraisals that had a date greater than 12 months was approximately 25%. The remaining 75% had appraisals with a date of less than or equal to 12 months.

•	Based on policy, a loan is typically deemed impaired (nonperforming) once it has gone over 90 days delinquent. Our management of the trouble credit will vary as will the timing of valuations, loan loss provision and chargeoffs based on a multitude of factors such as, cash flow of the business/borrower, responsiveness of the borrower, communication with the commercial banker, property inspections, property deterioration, and delinquency . Typically, a nonperforming collateral dependent loan will be valued and adjusted (if needed) within a 90 day period after determination of impairment. When a loan meets the definition of substandard, it is evaluated for impairment. If impaired, the collateral is then evaluated and an appraisal is most typically ordered. Upon receipt of a value, we complete a FAS114 analysis to determine if the impaired loan requires a specific reserve. The time frame may be as short as 30 days or as much as 180 days, when an appraisal is ordered. We have not had any significant time lapses.

•	Camco’s credit risk management process consistently monitors key performance metrics across both the performing and non performing assets to identify any further degradation of credit quality. Additionally, impaired credits are monitored on weekly loan committee asset quality discussions, monthly asset classification committees and quarterly loan loss reserve reviews. Strategy documents and exposure projections are completed on a monthly basis to ensure that the current status of the troubled asset is clearly understood and reported.

•	The Asset Classification Committee oversees the management of all impaired loans and any subsequent loss provision or chargeoff that is considered. When a loan is deemed impaired, the valuation is obtained to determine any existing loss that may present as of the valuation date consist with FAS 114. Policy dictates that any differences from fair market value, less costs to sell, are to be recognized as loss during the current period (loan loss provision or chargeoff). Any deviations from this policy will be identified by amount and contributing reasons for the policy departure during our quarterly reporting process.

•	Camco’s policies dictate that an impaired loan subject to partial chargeoff will remain in a nonperforming status until it is brought current. Typically, this occurs when a loan is paid current and completes a payment period necessary to show that the loan can perform. Camco monitors through various system reports any loan whose terms have been modified. These reports identify troubled debt restructures, modification, and renewals.

•	When circumstances do not allow for updated values or Camco determines that an appraisal is not needed, the underlying collateral’s fair market value is estimated in the following ways:
•	Camco personnel property inspections combined with original appraisal review

•	Auditor values

•	Various on-line fair market value estimations programs (i.e. Freddie Mac, Fannie Mae, Zillow, etc).
For these loans, the above processes are used to substantiate decisions for no specific valuation.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Financial Condition Changes from December 31, 2008 to June 30, 2009, page 16
19.	Camco will revise future filings to more clearly bridge the gap between the significant changes in its recent credit experience and evidence of changes in its overall credit environment with the increase in its allowance for loan losses. In addition, Camco will revise future filings to provide a more robust discussion explaining the causal factors that it attributes to the increase in nonperforming loans, particularly in its real estate loan portfolio.
     By this letter, Camco acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Camco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (740) 435-2044 with any questions you may have concerning the preceding responses.

Very truly yours,
/s/ James E. Brooks
James E. Brooks
Chief Financial Officer